Nova Biosource Fuels, Inc.

2777 Allen Parkway, Suite 800

Houston, Texas 77019
Telephone: (713) 869-6682

October 31, 2006

Via EDGAR and Facsimile (202) 772-9368

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549-7010

Attention: Ms. Jennifer Goeken

Re:                               Nova Biosource Fuels, Inc. (formerly Nova Oil, Inc.) (the “Company”),
Form 10-QSB for Fiscal Quarter Ended April 30, 2006
Filed June 15, 2006
Form 8-K
Filed April 3, 2006

                                                Form 10-QSB for Fiscal Quarter Ended July 31, 2006

                                                Filed September 14, 2006

                                                Response Letter dated September 28, 2006
File No. 0-32531

Dear Ms. Goeken:

We are writing in response to your October 25, 2006 letter.  For ease of reference, each comment has been repeated below in italics, with our responses set forth below each comment.  The numbering below corresponds to that used in the staff’s comment letter.  We have also supplementally provided to you copies of proposed amendments (change pages only) of the above-referenced filings, marked to show changes from the original filing.

Draft Exhibit 99.1 filed on September 28, 2006

Note 1 — Summary of Significant Accounting Policies, page F-7

General

1.                                       We have reviewed your response to prior comment number seven, where you state that the “asset ‘patent’ for $33,260 represents a reimbursement to a related party for costs attributable to the development of technology related to our primary process for the manufacture and development of biodiesel fuel.” Based on this explanation, please tell us how you have considered the guidance in paragraph 11(d) of SFAS 2, which states that “The costs of services performed by others in connection with the research and development activities of an enterprise, including research and development conducted by others in behalf of the enterprise, shall be included in research and development costs.”

Securities and Exchange Commission

October 31, 2006

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RESPONSE:

At the time of the expenditure, we had already developed our technology and processes and had made the determination that the processes we had developed were economically feasible.  The reimbursement related to the costs necessary to develop the patent application.  We therefore did not consider the cost to develop the patent as research and development cost pursuant to paragraph 10(i) of SFAS 2.  We considered the cost to apply for a patent on these processes to be an intangible asset or deferred cost which should be amortized over the life of the patent for this process.  The guidance in paragraph 11(d) of SFAS 2 applies to costs determined to be research and development costs.  Paragraphs 8-10 set out activities that should and should not be classified as research and development.  Because our processes had already been determined to be economically feasible as was the plant and because the asset “patent” relates to reimbursement for costs necessary to develop the patent application, we determined that such costs did not constitute research or development costs.

Exhibit 99.3

Financial Statements

Statements of Changes in Stockholders’ Deficit, page F-5

2.                                       Please tell us why you have changed the second column heading from Common Stock to Paid-In Capital as it appears your common stock has no par value or revise your presentation as appropriate.

RESPONSE:

We changed the column caption to reduce the likelihood of confusion as to whether the column referred to number of shares or a dollar amount since the immediately preceding column is entitled “Common Shares.”  The reference to “Paid-in Capital” is intended to report the capital received from investors in exchange for stock and is intended to include the amount of the purchase price allocated to “Stated Capital” under the Texas Business Corporations Act plus the remaining amount that would be reported as “Surplus” under the Texas Business Corporations Act.  We determined that separate reporting of Stated Capital and Surplus would not be a meaningful distinction to investors and reported the combined amount as “Paid-in Capital.”

Note 6 — Issuances of Common Stock, page F-7

3.                                       We note that Biosource America, Inc. issued 1,500,000 shares of its common stock on
January 29, 2006 for $300,000 in cash proceeds and assignment of an escrow deposit of $50,000. Please tell us why you report 60,000,000 issued and outstanding shares of stock on the Balance Sheet and the Statements of Changes in Stockholders’ Deficit as of January 31, 2006.

Securities and Exchange Commission

October 31, 2006

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RESPONSE:

At or around inception, Biosource America issued an aggregate of 58,500,000 shares to the founders of the company in consideration of services performed and intangible property received, consisting mainly in the organizational activities and the development and contribution of the business plans for the company.  On January 29, 2006, Biosource America issued an additional 1,500,000 shares in consideration of $300,000 in cash and assignment of an escrow deposit of $50,000.  Therefore, on January 31, 2006, Biosource America had 60,000,000 shares outstanding.

Form 10-QSB for the Fiscal Quarter Ended April 30, 2006

Note 7 — Warrants

4.                                       We note from your response to prior comment number 26 that the warrants previously issued to the placement agent “do not contain a liquidating damages clause that might result in an uneconomic settlement;” and that “these warrants have not been treated as a derivative.” Please expand your disclosure to state when these warrants were issued and disclose how you accounted for the issuance of these warrants.

RESPONSE:

The enhanced disclosures on the amended Form 10-QSB/A filed in response to this comment letter include the requested disclosures.

Note 8 — Subsequent Events

Equity Incentive Plan

5.                                       We note your statement in response to prior comment number 27 that “The options issued under our 2006 Equity Incentive Plan were not enforceable options to acquire the shares until such time as the registration of the shares subject to the option agreement became effective, which occurred on June 5, 2006;” and that you “appropriately recognized no compensation cost related to these options as of April 30, 2006.” Based on your response, it appears that these shares contained a performance condition as defined by SFAS 123(R). Please tell us whether or not your decision to not record compensation cost was based upon a probability assessment as contemplated by Illustration 6 by SFAS 123(R) or otherwise tell us how you determined that these shares did not represent compensation expense upon their grant date. In this regard, paragraph A111 states that “This Statement requires that all performance conditions be accounted for similarly. A potential grant-date fair value is estimated for each of the possible outcomes that are reasonably determinable at the grant date and associated with the performance condition(s) of the award.”

RESPONSE:

We do not view the terms of the option as containing a performance condition as defined by SFAS 123(R).  Therefore, we did not conduct a probability assessment as contemplated by illustration 6 of

Securities and Exchange Commission

October 31, 2006

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SFAS 123(R).  SFAS 123(R) defines a performance condition to mean a condition affecting, among other things, the exercisability of an award that relates to both (a) an employee’s rendering service for a specified (either explicitly or implicitly) period of time and (b) achieving a specified performance target that is defined solely by reference to the employer’s own operations (or activities).  At the time of grant, the Company was still negotiating employment agreements with the affected employees and such employment agreements contain terms that the Company considered critical to its success and the Company did not intend to file a registration statement with respect to such options until mutually acceptable employment agreements were completed.  This did not occur until after April 30.  Thus, the performance target was not defined solely by reference to the employer’s own operations but rather required a prerequisite agreement by the employee, which was not assured at such time.  The additional vesting condition made the options unenforceable until registration occurred, which in all practical effect, required actions other than related to the employer’s own operations.  Therefore, we concluded that the additional vesting condition did not constitute a performance condition as defined by SFAS 123(R).

Further, even if we had considered the options to be a compensation expense beginning on the date the compensation committee first approved the award, April 24, 2006, the amounts would have been immaterial to either the financial condition or the results of operations for the period ended April 30, 2006.  Therefore, we do not consider any revision of the amount of compensation expense reported for the period ended April 30, 2006 to be necessary under generally accepted accounting principles.

Form 10-QSB for the Fiscal Quarter Ended July 31, 2006

Financial Statements

6.                                       Please confirm, if true, that you are presenting financial statements in accordance with the disclosure requirements for development stage companies under the guidance in SFAS 7 or otherwise advise. If applicable, please identify each of your financial statements as those of a development stage enterprise in accordance with paragraph 12 and revise your disclosures, as necessary, to comply with the requirements of paragraph 11 of SFAS 7. This comment also applies to your Form 10-QSB for the fiscal quarter ended April 30, 2006.

RESPONSE:

We are not presenting financial statements in accordance with the disclosure requirements for development stage enterprises under the guidance of SFAS 7 as we had commenced operations and recognized significant revenue for both the fiscal quarter ended April 30, 2006 as well as the fiscal quarter ended July 31, 2006. We included operations for the period from inception (December 1, 2005) until the end of each fiscal quarter in an attempt to comply with Regulation S-B reporting requirements to present quarterly and year to date financial information within the Form 10-QSB.  Please note that Nova changed its fiscal year end from the calendar year to an October 31 year end subsequent to its merger with Biosource America so that the period from inception (December 1, 2005) until the end of each fiscal quarter represents the year to date financial information required to be reported in the Form 10-QSB.

Securities and Exchange Commission

October 31, 2006

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Consolidated Statements of Operations, page 4

7.                                       We note that you present stock-based compensation as a separate line item. Please confirm, if true, that your presentation includes the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees or otherwise advise. Refer to Topic 14F of SAB 107.

RESPONSE:

We confirm that the line item entitled “Compensation” includes both $6,729,637 of stock-based compensation to employees and $210,910 of cash compensation to the same employees for a total expense of $6,940,547.

Note 4 — Property and Equipment

8.                                       We note your statement that “Property and Equipment is being depreciated using the double-declining balance method over the estimated useful life the related asset.” Please tell us whether or not this represents a change in accounting principle and how you have applied the guidance in SFAS 154, if applicable, or otherwise advise. In this regard, we note your April 30, 2006 Form 10-QSB disclosed that “Depreciation is calculated using the straight line method over the properties’ estimated useful lives of five years.”

RESPONSE:

This does not represent a change in accounting principle. We had considered a switch to the double-declining balance method while considering which deprecation method would be a fair representation of the net book value of our assets. At the time our original filing was issued, it contained a disclosure that we used the double-declining balance method of deprecation; this was inaccurate as we have and will continue to use the straight line method of deprecation over the assets estimated useful lives.  We have corrected the disclosure in our amended filing.

* * *

Securities and Exchange Commission

October 31, 2006

Page - 6

We trust that the foregoing is responsive to the staff’s comments.  Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (713) 869-6682 or Roger W. Bivans of Baker & McKenzie LLP at (214) 978-3095.

Very truly yours,

NOVA BIOSOURCE FUELS, INC.

By:		/s/ Leon van Kraayenburg
Leon van Kraayenburg
Vice President of Finance

	cc:	Ms. Jill S. Davis, United States Securities and Exchange Commission
Roger W. Bivans, Baker & McKenzie, LLP